

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Eli Glickman
Chief Executive Officer and President
ZIM Integrated Shipping Services Ltd.
9 Andrei Sakharov Street
Matam Scientific Industries Center, P.O. Box 1723
Haifa 3101601, Israel

> **Re: ZIM Integrated Shipping Services Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 20, 2020**
> **CIK 0001654126**

Dear Mr. Glickman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results and Operations
Critical accounting policies and estimates
Impairment, page 73

1.   We reviewed your response to our comment 6, that the Company's management considers historical utilization, amongst other factors, when forecasting its future operations. You also disclose in your risk factors that until excess capacity is fully absorbed in the shipping lines on which your operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on your financial condition, results of operations and liquidity. Please tell

us whether you consider utilization rates to be key assumptions in calculating value-in-use and, if so, what consideration you gave to describing historical and projected future utilization rates as key assumptions in your assessment of impairment.

    You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Pedro J. Bermeo, Esq.